

July 1, 2008

By facsimile to (212) 918-8989 and U.S. Mail

Mr. Ezra J. Green
Chief Executive Officer
Clear Skies Solar, Inc.
5020 Sunrise Highway, Suite 227
Massapequa Park, NY 11762

Re:    Clear Skies Solar, Inc.
        Pre-effective Amendment 2 to Registration Statement on Form S-1
        Filed June 24, 2008
        File No. 333-149931

Dear Mr. Green:

      We reviewed the filing and have the comments below.

Offers or availability for sale of a substantial number of shares of our common stock may cause the price of our common stock to decline, page 15

1.      Refer to prior comment 1. The statement that 723,401 shares underlie the warrants issued to the placement agent is inconsistent with disclosure under (iii) and (iv) of footnote (1) on page 3 and elsewhere that 732,401 shares underlie the warrants issued to the placement agent. Please reconcile the disclosures.

Customers, page 27

2.      We note your disclosure that you intend to focus your activities on governmental customers. If material, please discuss the effects of the moratorium by the federal government on new solar energy projects on public land as reported in the New York Times on June 24, 2008. Alternatively, please tell us why such disclosure would not be material to your business.

December 31, 2007 Financial Statements

Note 10.  Stock Options and Warrants, page F-14

3.      We note your use of the phrases "charged to expense" and "charged to earnings" in your responses to prior comments 8 and 9.  Please confirm these phrases mean the same thing, that is, you have recorded an expense that has the effect of reducing earnings.

4.      We have read your response to prior comment 8.  With respect to the agreements with PR Financial Marketing and Econ Corporate Services, you have told us that the related services had been provided to the Company as of December 31, 2007 that entitled these entities to receive the respective equity awards.  However, if the amount of the liability balance related to these two agreements is already reflected in a prepaid expense account as of December 31, 2007 or March 31, 2008, then it appears the line item "Obligation to issue options and warrants" may not be appropriate at either of these dates, and total liabilities may be overstated.  That is, for example, if you have accounted for most of the entire $300,000 due to PR as a prepaid expense, but you had yet to issue shares of common stock to them as payment for services as of March 31, 2008, then there would not be a corresponding liability associated with the obligation to issue such awards at that date even if PR had performed all of the services that were originally contracted for in the four months through March 31, 2008.  We remind you that there is no impact from a GAAP perspective for a transaction which you have already recorded (in this case, via a prepaid asset).  Please advise.  Alternatively, revise your financial statements here and in your affected periodic Exchange Act filings.

5.      Also with respect to the agreement with Econ Corporate Services, you have told us that $27,650, which is the Black-Scholes value of the option to purchase 100,000 shares of common stock, was reflected as an obligation as of December 31, 2007, but that no part of this amount was charged to earnings in 2007.  You have also told us that Econ commenced its work immediately after December 12, 2007, the date of the agreement. Please explain to us your basis in GAAP why, if such services were rendered during the latter part of December 2007 which would entitle Econ to receive the option award, the statement of operations was not impacted as of the end of 2007.  Please also tell us if any of the $27,650 is reflected in prepaid assets as previously requested, and for how long the agreement with Econ is in effect.

March 31, 2008 Financial Statements

Note 5.  Prepaid expenses and investor relations fees, page F-24

6.      We have read your response to prior comment 9.  You respond that the $168,053 that appears in this note "will be amortized during 2008."  However, we note the termination of the contract and the receipt of all unused funds as of April 24, 2008, such that the balance in prepaid expenses at that date related to this particular agreement is nil. Therefore, please explain to us what amount is left to be amortized and why amortization is appropriate under GAAP.

Exhibit 5.1

7.      Please confirm that by Delaware General Corporate Law you also mean all statutes that affect the interpretation of the General Corporation Law.

8.      Please tell us the purpose of the statement in the fourth paragraph of the opinion that counsel has relied on representations or certificates of officers of the Company or other Government officials: "as to the content and form of certain minutes, records, resolutions or other documents or writings of the Company."  We may have further comment based on your response.  Alternatively, please delete this language from the revised legal opinion.

9.      Please delete the last sentence of the fourth paragraph of the opinion, as this assumption seems to assume away the legal opinion with respect to the Warrant Shares and the Option Shares.

10.     The opinion should include counsel's determination that the securities are "duly authorized."  Please revise.

11.     Counsel must consent also to being named in the registration statement.  See Rule 436 of Regulation C under the Securities Act, and revise.

12.     We note the statement "This opinion is given as of the date hereof and we assume no obligation to update or supplement such opinion to reflect any facts or circumstances that may hereafter come to our attention or any changes that may hereafter occur."  Since the opinion must speak as of the registration statement's effectiveness, please delete this statement.  Alternatively, file a new opinion immediately before the registration statement's effectiveness.

Closing

File an amendment to the S-1 in response to the comments.  To expedite our review, Clear Skies may wish to provide us three marked courtesy copies of the amendment.  Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments.  If Clear Skies thinks that compliance with any of the comments is inappropriate, provide the basis in the letter.  We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision.  Since Clear Skies and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

If Clear Skies requests acceleration of the registration statement's effectiveness, Clear Skies should furnish a letter at the time of the request in which it acknowledges that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Clear Skies from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- Clear Skies may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that Clear Skies provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.  We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on accounting comments to Jenn Do, Staff Accountant, at (202) 551-3743 or Alfred P. Pavot, Jr., Staff Accountant, at (202) 551-3738.  You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or Lesli L. Sheppard, Special Counsel, at (202) 551-3708.

Very truly yours,

Pamela A. Long
Assistant Director

cc:     Harvey J. Kesner, Esq.
        Haynes and Boone, LLP
        153 East 53rd Street, Suite 4900
        New York, NY 10022